February 3, 2015

VIA EDGAR

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Canada
Registration Statement under Schedule B
Filed December 11, 2014
File No. 333-200852

Form 18-K for Fiscal Year Ended March 31, 2014
Filed December 8, 2014
File No. 033-05368

Dear Ms. Hunter:

We have received your comment letter dated January 7, 2015 related to the Registration Statement under Schedule B filed by Canada on December 11, 2014 (the “Registration Statement”) and Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2014 filed by Canada on December 8, 2014 (the “Form 18-K”) and are responding to your comments on behalf of Canada. For convenience of reference, the Staff comments contained in your letter are reprinted below in bold and italics and are followed by the corresponding response of Canada. Where Canada has provided edited disclosure in its response, material proposed to be added is underlined and material proposed to be deleted is indicated in strikethrough.

Canada intends to file Amendment No. 1 to the Form 18-K (the “Amended Form 18-K”) and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) after resolving comments to the Form 18-K. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Exhibit 99.D of the Form 18-K.

Registration Statement under Schedule B

General

1.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

In response to the Staff’s comment, Canada will update all data to the extent available in the Amended Registration Statement and the Amended Form 18-K, including among other items, information on the Canadian economy on pages 6 to 8, information on economic developments on page 9, labor market information on page 11, trade information on pages 12 and 13, foreign exchange and international reserves information on page 16, unmatured market debt information on pages 24 to 26, information on membership in international economic organizations on page 33 and the tables and supplementary information on pages 35 to 55.

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

2.	Please refer to the contact information that you provide for the Department of Finance on page 3. Please revise to include a toll-free telephone number or advise.

In response to the Staff’s comment, Canada respectfully informs the Staff that the Department of Finance does not maintain a toll-free telephone number.

Cover Page

3.	Please include the dollar amount of securities registered on the cover page of the registration statement.

In response to the Staff’s comment, Canada will add the dollar amount of securities registered on the cover page of the Prospectus contained in the Amended Registration Statement.

Part II

4.	To the extent that counsel provides tax opinion disclosure in prospectus supplements, please file a short-form tax opinion as an exhibit.

In response to the Staff’s comment, Canada will file short-form tax opinions of Milbank, Tweed, Hadley & McCloy LLP and Stikeman Elliott LLP as Exhibits 8.1 and 8.2, respectively, to the Amended Registration Statement, and are attached as Exhibits A and B hereto.

Form 18-K for Fiscal Year Ended March 31, 2014

Exhibit 99.D

The Canadian Economy, page 6

5.	Please include a table that summarizes the key economic data, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

In response to the Staff’s comment, Canada will include the following paragraph and tables on page 6:

“The key economic indicators for the Canadian economy and the Government of Canada consolidated statement of operations and accumulated deficit are presented in the following tables.

KEY ECONOMIC INDICATORS

	For the 2014 quarter ended			For the years ended December 31,
	September	June	March	2013	2012	2011	2010	2009
Real GDP annual percentage change (1)	2.6	2.5	2.1	2.0	1.9	3.0	3.4	-2.7
Nominal GDP annual percentage change (2)	4.0	4.0	3.2	3.4	3.5	6.5	6.1	-4.8
GDP Implicit Price Index (2) (3)	2.0	2.2	1.9	1.3	1.5	3.4	2.7	-2.1
Consumer Price Index (total items) (3) (4)	2.1	2.2	1.4	0.9	1.5	2.9	1.8	0.3
Industrial Product Price Index (3)	2.7	3.4	2.5	0.4	1.1	6.9	1.5	-3.5
Unemployment Rate (percent) (5)	6.9	7.0	7.0	7.1	7.2	7.4	8.0	8.3
Trade Balance (in millions of dollars)	-3,603	-6,213	-3,243	-30,219	-33,829	-21,229	-31,604	-23,010

Source: Statistics Canada.

(1)	At market prices, chained 2007 dollars, and seasonally adjusted.
(2)	Seasonally adjusted.
(3)	Annual percentage changes
(4)	Year-over-year growth rates for CPI are not based on seasonally adjusted data.
(5)	Unemployment levels are calculated using the difference between labor force and employment for the quarters.

GOVERNMENT OF CANADA – CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

(in millions of dollars)

	For the years ended March 31,
	2014 (1)	2013 (1)	2012 (2)	2011	2010
Total Revenues	271,677	256,635	249,107	240,840	222,103
Total Program Expenses	248,607	246,179	244,306	243,341	248,287
Public Debt Charges	28,220	28,871	31,080	30,871	29,414
Total Expenses	276,827	275,050	275,386	274,212	277,701
Annual Surplus (-) or Deficit	5,150	18,415	26,279	33,372	55,598
Accumulated Deficit at End of Year	611,881	609,391	583,576	550,327	519,097

Source: Public Accounts of Canada 2014 (Volume 1, Table 1.1).

(1)	Certain figures have been restated in relation to the unamortized premiums and discounts arising on the buy-back of bonds and the loans expected to be repaid from future appropriations. Details on both these adjustments can be found in Note 2, Section 2 of Volume I of the Public Accounts of Canada 2014.
(2)	The 2012 Accumulated Deficit at Beginning of Year as previously reported has been adjusted to include the restatement amount of $1,314 million for accumulated sick leave entitlements that was done in the course of the fiscal year 2012-2013.”

6.	Throughout the discussion of economic statistics, please expand the disclosure regarding changes to address the underlying causes of these changes. To the extent material, please expand the discussion of changes within an industry to address material changes within the principal categories of each industry.

In response to the Staff’s comment, Canada will include the disclosure indicated below on pages 7 and 9 to explain the underlying causes of the changes to the economic variables, notably real GDP growth over the economic recovery.

The fifth, sixth and seventh paragraphs on page 7 will be revised as follows:

Manufacturing output fell 13.5% in 2009. There has been some recovery in the manufacturing sector with positive growth of 4.9% in 2010, 3.0% in 2011 and 2.3% in 2012. Year 2013 showed a decline of 0.5% in manufacturing output. Growth in

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

manufacturing output from 2009 and 2013 was led by the transportation equipment manufacturing (+33.9%), primary metal manufacturing (+24.9%) and machinery manufacturing (+18.7%) sectors. In 2014, the year-over-year growth in manufacturing output increased 1.2%, 3.4% and ~~4.4~~4.6% in the first three quarters, respectively.

The construction sector was the third largest goods-producing sector in Canada in 2013. Construction activity fell by 3.5% in 2009. The rebound in construction began in 2010 with growth of 7.7%. This was followed with growth of 3.2%, 6.5% and 1.8% in 2011, 2012 and 2013, respectively. Construction growth over the recovery was led by the engineering and other construction activities sector, which increased by 40.4% over this period. Construction output declined 0.5% year-over-year in the first quarter of 2014, following by rises of 0.3% and 0.9% in the following quarters.

Output from mining and oil and gas extraction declined 10.3% in 2009~~. This sector~~ and returned to positive growth in the four following years with output growing by 5.6%, 5.6%, 0.7% and 3.2% in 2010, 2011, 2012 and 2013, respectively. Over the recovery, the sector’s real GDP increased by 15.9%, as oil and gas, which makes up almost 75% of the sector, increased by 12.1%, while the mining and quarrying and support activities for mining and oil and gas extraction sectors increased by 24.9% and 33.4% respectively. On a year-over-year basis, output growth in ~~this~~the mining and oil and gas extraction sector increased ~~4.7~~4.8%, 7.1% and ~~4.8~~4.5% in the first three quarters of 2014, respectively.

The first paragraph on page 9 will be revised as follows:

Between 2004 and 2013, real GDP (at market prices) trended upwards, with annual average growth of 1.8% during that period. Real GDP declined by 2.7% in 2009. Real GDP then returned to positive growth, increasing by 3.4% in 2010, 3.0% in 2011, 1.9% in 2012 and 2.0% in 2013. Canada experienced year-over-year real GDP growth of 2.1%, 2.5% and 2.6% in the first three quarters of 2014, respectively. Over the recovery, real GDP growth was driven by continuous growth in private domestic demand, led by strong growth in real business investment. However, weak global growth continues to weigh on the Canadian economy. Weak external demand has restrained export growth since the end of 2011, increasing uncertainty over future demand prospects and weighing on business investment since 2012. Nonetheless, business investment has picked up in the second and third quarters of 2014.

7.	We note the Bank of Canada’s recent statement that home prices may be overvalued by as much as 30 percent. Please revise your disclosure to elaborate on any associated risks to the economy, to the extent relevant.

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

Canada respectfully notes that the Bank of Canada does not represent the official position of Canada. That being said, in response to the Staff’s comment, the title of the section on page 9 will be renamed as “Economic Developments and Main Risks to the Economy” and the following two paragraphs will be added on the bottom of page 9:

“The key risks to the Canadian economic outlook are to a large extent external to the Canadian economy and relate to the weak and uncertain global growth. Moreover, as a net exporter of oil, the recent decline in global commodity prices has negative implications for Canada’s economy, with some regions and industries more affected than others. On the upside, the U.S. remains a net importer of crude oil, and lower prices will on balance result in stronger U.S. economic growth. The U.S. remains the destination for more than 70% of Canada’s exports and therefore Canada will benefit from stronger U.S. demand. Additionally, the lower Canadian dollar that has accompanied lower oil prices will provide a further boost to Canadian exports.

However, on the domestic front, the main risk to the outlook is the exposure of Canadian households to elevated levels of debt. As of the third quarter of 2014, the household debt-to-disposable income ratio stood at the historical record high level of 162.6%. In particular, in the event of a significant negative external shock resulting in higher unemployment, Canadian consumers would likely cut back spending to a greater degree than if they had lower debt levels, which would restrain real GDP growth. However, as noted by the International Monetary Fund (IMF), the macro-prudential measures introduced by the government over the past few years have been effective in moderating the pace of household debt accumulation and cooling off the housing market.”

Economic Developments, page 9

8.	Please revise to discuss whether the decrease in the price of oil is having a material effect on the economy.

Canada believes that the effects of the decrease in the price of oil is disclosed in Canada’s Form 18-K, including on pages 26 to 29 of Exhibit C-4 thereto (“Update of Economic and Fiscal Projections”). In response to the Staff’s comment, additional disclosure will be added on page 9, as indicated in Canada’s response to comment 7 above.

9.	We note your disclosure regarding the household savings rate and news reports suggesting near-record consumer debt levels. Please revise to provide disclosure regarding the household debt-to-disposable-income ratio and discuss the impact, if any, on the economy.

In response to the Staff’s comment, additional disclosure will be added on page 9, as indicated in Canada’s response to comment 7 above.

Labor Market, page 11

10.	Please include additional information on the employment rate with respect to age, gender, and any seasonal employment.

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

In response to the Staff’s comment, the fourth paragraph on page 11 will be revised as follows:

“The unemployment rate was 8.3% in 2009 before decreasing to 8.0% in 2010, 7.4% in 2011, 7.2% in 2012 and 7.1% in 2013. ~~In 2013~~The decline in the unemployment rate following the recession was largely due to the prime-age group (25 to 54 years old), with a decline of 1.4 percentage points since 2009. Over this period, the unemployment rate ~~was 7.0%, 7.0% and 6.9% in the first, second and third quarters, respectively (seasonally adjusted).~~ of youth (15 to 24 years old) fell by 1.9 percentage points while the rate for older workers (55 years old and over) declined by 0.7 percentage points. The decline in the unemployment rate was also led by men, whose rate declined by 2.1 percentage points since 2009, while the rate for women declined by 0.6 percentage points. The gap in the unemployment rate in 2014 between men and women has narrowed to just under 1 percentage point (7.3% compared to 6.4%, respectively) after being almost 2 1⁄2 percentage points higher in 2009 (9.4% compared to 7.0%, respectively). In 2014, the unemployment rate stood at 6.9%.”

Canada respectfully informs the Staff that the Labour Force Survey that is conducted by Statistics Canada does not provide any information on seasonal employment.

11.	Please disclose the percentage of total employment accounted for by sector of the economy.

In response to the Staff’s comment, the following paragraph and table will be added to the bottom of the “Labor Market” section on page 11:

“Canada’s largest employer is the service sector, accounting for over 78% of total employment. Employment in the service sector in 2014 is led by health care and social assistance services (12.5%) and the retail trade sector (11.7%). Employment in the goods sector, which makes up 21.7% of Canadian employment in 2014, is led by the manufacturing (9.7%), construction (7.4%), and the mining, quarrying, and oil and gas extraction (1.7%) industries.

SHARE of TOTAL EMPLOYMENT by SECTOR

(in percentages)

	For the years ended December 31,
	2014	2013	2012	2011	2010
Total, all industries	100.0%	100.0%	100.0%	100.0%	100.0%
Goods-producing sector	21.7	21.9	22.1	22.0	21.9
Agriculture	1.7	1.8	1.8	1.8	1.8
Forestry and logging with support activities	0.3	0.3	0.3	0.3	0.3
Fishing, hunting and trapping	0.1	0.1	0.1	0.1	0.1
Mining, quarrying, and oil and gas extraction	1.7	1.7	1.7	1.6	1.5
Utilities	0.9	0.8	0.8	0.8	0.9
Construction	7.4	7.5	7.2	7.3	7.1
Manufacturing	9.7	9.8	10.2	10.2	10.2
Services-producing sector	78.3	78.1	77.9	78.0	78.1
Wholesale trade	3.5	3.5	3.5	3.7	3.7
Retail trade	11.7	11.8	11.6	11.8	12.0
Transportation and warehousing	5.0	4.9	4.9	4.9	4.7
Finance, insurance, real estate and leasing	6.3	6.3	6.2	6.3	6.4
Professional, scientific and technical services	7.7	7.6	7.4	7.6	7.4
Business, building and other support services	4.0	4.0	3.9	3.9	3.9
Educational services	7.3	7.3	7.4	7.0	7.1
Health care and social assistance	12.5	12.3	12.2	12.1	11.9
Information, culture and recreation	4.4	4.4	4.5	4.5	4.5
Accommodation and food services	6.5	6.4	6.3	6.3	6.2
Other services	4.3	4.3	4.5	4.4	4.4
Public administration	5.3	5.3	5.5	5.6	5.6

Source: Statistics Canada, The Labour Force Survey.”

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

External Trade, page 12

12.	Please revise to provide greater disclosure regarding the services that Canada imports and exports.

In response to the Staff’s comment, the title of the section on page 12 will be renamed as “Merchandise and Service Trade” and the following paragraphs and tables will be added on page 13:

“Over the first three quarters of 2014, the service sector accounted for 15.1% and 18.5% of total exports and total imports (seasonally adjusted at annual rates), respectively. Service exports are mainly comprised of commercial services (62.6%), travel services (20.2%), transportation services (15.6%) and general government services (1.6%). On the import side, commercial services, travel services, transportation services and general government services accounted for 46.4%, 31.5%, 21.1% and 1.0% of total service imports, respectively. In 2013, the United States was Canada’s largest services trading partner, accounting for 55.6% and 57.5% of total service exports and imports, respectively.

The following tables present respectively the shares of total service exports and imports by sector and by country for the periods indicated.

SHARE OF TOTAL SERVICE EXPORTS AND IMPORTS BY SECTOR (1)

(in percentages)

	First 3 quarters		For the years ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Exports
Travel services	20.2	19.6	19.7	19.3	19.7	20.6	19.8
Transportation services	15.6	15.4	15.3	15.6	16.1	16.1	14.8
Commercial services	62.6	63.4	63.4	63.4	62.3	61.2	63.1
General government services	1.6	1.6	1.6	1.7	1.9	2.1	2.3

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Imports
Travel services	31.5	31.3	31.3	31.1	31.1	30.3	29.1
Transportation services	21.1	20.8	20.8	21.1	22.3	22.3	21.2
Commercial services	46.4	46.9	46.9	46.7	45.4	46.1	48.6
General government services	1.0	1.0	1.0	1.2	1.2	1.2	1.2

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Statistics Canada,

(1)	In current prices, seasonally adjusted at annual rates. May not add to total due to rounding.

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

SHARE OF TOTAL SERVICE EXPORTS AND IMPORTS BY COUNTRY (1)

(in percentages)

	2013 (2)	2012	2011	2010	2009
Total exports of services	100.0%	100.0%	100.0%	100.0%	100.0%
United States	55.6	56.1	54.6	54.4	55.5
Japan	1.5	1.5	1.5	1.5	1.5
Europe (3)	13.6	13.9	15.5	15.3	15.5
United Kingdom	5.1	5.2	5.9	5.8	5.5
Others	24.1	23.3	22.6	23.0	22.0
Total imports of services	100.0%	100.0%	100.0%	100.0%	100.0%
United States	57.5	57.0	57.4	57.1	57.8
Japan	1.5	1.6	1.4	1.6	1.5
Europe (3)	14.6	14.4	14.9	14.8	15.2
United Kingdom	4.9	5.2	5.2	5.4	7.0
Others	21.6	21.8	21.1	21.1	18.6

Source: Statistics Canada.

(1)	In current prices.
(2)	Preliminary data.
(3)	Excludes United Kingdom. Includes Austria, Belgium, Denmark, France, Finland, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Norway, Poland, Portugal, Russia, Spain, Sweden, Switzerland, Turkey, and Other Europe in and not in Organisation for Economic Co-operation and Development (OECD).”

Balance of Payments, page 14

13.	We note your disclosure that foreign direct investment in Canada increased to $72.7 billion in 2013 as compared to $39.2 billion in 2012. Please revise your disclosure to explain the underlying reasons for the increase in foreign direct investment.

In response to the Staff’s comment, Canada respectfully informs the Staff that it is unable to provide precise reasons for the increase in foreign direct investment in Canada in 2013, as the high volatility in foreign direct investment data makes the sources hard to interpret. However, Canada’s response to comment 14 below provides information regarding the countries and sectors that contributed to the increase in foreign direct investment in Canada in 2013.

14.	Here or in a separate section, please include a table that discloses foreign direct investment by economic sector and by country, and provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment.

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

In response to the Staff’s comment, Canada will include the additional disclosure indicated below on page 15 to detail foreign direct investment in Canada.

The last paragraph on page 15 will be revised as follows:

~~From 1981 to the early 1990s, foreign direct investment in Canada averaged about $5 billion annually. In the mid-1990s, foreign direct investment in Canada began to rise sharply, peaking at $99.2 billion in 2000, mostly due to foreign purchases in the technology sector.~~ Foreign direct investment was $25.9 billion in 2009, $29.3 billion in 2010, $39.3 billion in 2011 and $39.2 billion in 2012. In 2013, this level increased to $72.7 billion reflecting investment gains from most regions, particularly the United States and United Kingdom. The increase in foreign direct investment in 2013 was led by the energy and mining, manufacturing, and finance and insurance sectors. In the first three quarters of 2014, foreign direct investment at annualized levels was $57.8 billion.

The following paragraph and table will be added at the bottom of page 15:

“The table below provides a breakdown of foreign direct investment in Canada by country and sector for the periods indicated.

FOREIGN DIRECT INVESTMENT IN CANADA

	First 3 quarters (1)		For the years ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	( in millions of dollars )
All countries	43,316	56,106	72,668	39,234	39,254	29,257	25,948
United States	11,568	28,336	39,571	16,157	15,349	16,500	15,480
United Kingdom	3,617	5,539	7,502	4,168	5,769	-1,120	-3,315
Foreign countries other than United States and United Kingdom	28,131	22,231	25,596	18,910	18,136	13,878	13,783
Other European Union countries (2)	7,210	-6,634	-4,377	11,582	7,393	6,531	4,439
Japan	1,184	410	727	3,718	391	724	439
Other OECD countries (3)	5,404	11,089	11,162	3,189	1,723	-476	4,265
All other countries	14,335	17,367	18,084	421	8,629	7,098	4,641
All industries	43,316	56,106	72,668	39,234	39,254	29,257	25,948
Energy and mining (4)	11,080	15,421	22,281	7,208	15,587	9,859	12,408
Manufacturing	14,018	21,912	26,804	12,100	16,818	2,200	3,795
Trade and transportation (5)	7,490	5,924	6,447	9,110	717	2,133	3,208
Finance and Insurance	1,436	8,119	10,380	-290	-417	4,643	4,433
Management of companies and enterprises	1,580	2,488	4,119	6,952	2,586	4,587	129
Other industries (6)	7,710	2,243	2,638	4,155	3,962	5,835	1,976

Source: Statistics Canada, Canada’s Balance of International Payments.

(1)	Year-to-date (not annualized).
(2)	Other European Union (EU) countries includes currently Belgium, Denmark, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain; from January 1995, includes Austria, Finland, and Sweden; from May 2004, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, the Slovak Republic and Slovenia; from January 2007, Bulgaria and Romania.
(3)	Other Organisation for Economic Co-operation and Development (OECD) countries includes currently Australia, Iceland, New Zealand, Norway, Switzerland, Turkey; from July 1994 Mexico; from December 1995 up to April 2004, the Czech Republic; from May 1996 up to April 2004, Hungary; from November 1996 up to April 2004, Poland; from December 1996, Republic of Korea; from January 2001 up to April 2004, the Slovak Republic; up to December 1994, Austria, Finland and Sweden.

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

(4)	This combines the North American Industry Classification System (NAICS) codes 21 and 22.
(5)	This combines the North American Industry Classification System (NAICS) codes 41, 44, 45, 48 and 49.
(6)	This combines the North American Industry Classification System (NAICS) codes 11, 23, 51, 53, 54, 56, 61, 62, 71, 72, 81 and 91.”

Foreign Exchange and International Reserves, page 16

15.	We note your disclosure on page 16 that the Petro Canada bond issues were assumed by the Government of Canada on February 5, 2001. We further note your disclosure on page 25 that the Petro Canada bond issues were assumed by the Government of Canada on February 5, 2011. Please revise for consistency.

Canada confirms that the Petro Canada bond issues were assumed by the Government of Canada on February 5, 2001. In response to the Staff’s comment, Canada will revise the last sentence of the fourth paragraph on page 25 as follows: “The Petro Canada bond issues were assumed by the Government of Canada on February 5, ~~2011~~2001 on the dissolution of Petro Canada Limited.”

Government Finances, page 17

16.	Please revise to explain the difference between consolidated crown corporations and enterprise crown corporations.

In response to the Staff’s comment, Canada will revise the last paragraph of page 17 as follows:

“For financial reporting purposes, the Government of Canada includes all departments, agencies, corporations, organizations and funds which are controlled by the Government. For financial reporting purposes, control is defined as the power to govern the financial and operating policies of an organization with benefits from the organization’s activities being expected, or the risk of loss being assumed by the Government. All organizations that are listed in the Financial Administration Act or that are Crown corporations as defined by the Financial Administration Act are included for financial reporting purposes. Other organizations not listed in the Financial Administration Act may also meet the definition of control and they are included in the Government’s reporting entity if their revenues, expenses, assets or liabilities are significant. The financial activities of all these entities are consolidated in the Government’s financial statements, except for enterprise Crown corporations and other government business enterprises, which are ~~not dependent on the Government for financing their activities. These corporations are~~ reported under the modified equity basis of accounting. Enterprise Crown corporations are defined as those entities which are not dependent on parliamentary appropriations and whose principal activity and source of revenue is the sale of goods and services to outside parties. These entities are therefore considered self-sustaining. The remaining Crown corporations which rely on the Government for most of their financing are classified as consolidated Crown corporations.”

Sandra B. Hunter

U.S. Securities and Exchange Commission

February 3, 2015

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

*   *   *   *   *

Canada acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to Canada’s submission and we look forward to hearing from you regarding our response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5431.

Very truly yours,

/s/ Paul E. Denaro
Paul E. Denaro

EXHIBIT A

[Letterhead of Milbank, Tweed, Hadley & McCloy LLP]

[—], 2015

Canada

c/o Department of Finance

13th Floor, 90 Elgin Street

Ottawa, Ontario

Canada K1A OG5

Re:	Canada Registration Statement under Schedule B

Ladies and Gentlemen:

We have acted as special United States counsel to Canada in connection with its filing of a registration statement with the Securities and Exchange Commission under Schedule B of the Securities Act of 1933, as amended and the Prospectus included therein (the “Registration Statement”).

In rendering the opinion expressed below, we have reviewed the Registration Statement and have examined such records, representations, documents, certificates or other instruments as we have deemed necessary or appropriate to enable us to render the opinion expressed below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all document submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents. We have relied upon representations and certifications as to factual matters by officers and representatives of Canada and other appropriate persons and statements contained in the Registration Statement. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended, the legislative history thereof, Treasury regulations promulgated thereunder, and judicial and administrative pronouncements, in each case as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. Such change could affect any of the conclusions set forth herein. Moreover, our opinions are not binding on the Internal Revenue Service or a court and there can be no assurance that any opinion expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based upon the foregoing, although the discussion in the Registration Statement under the heading “Tax Matters—Material U.S. Federal Income Tax Considerations” does not purport to discuss all possible U.S. federal income tax consequences of the purchase, ownership and disposition of Canada’s debt securities, we hereby confirm that the statements of law (including the qualifications thereto) under such heading represent our opinion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of Canada’s debt securities, subject to certain assumptions expressly described in the Registration Statement under such heading.

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We express no opinion, except as expressly set forth above. The foregoing opinion is limited to matters involving the federal laws of the United States of America, and we do not express any opinion as to the laws of any other jurisdiction. We disclaim any undertaking to advise Canada of any subsequent changes in the facts stated or assumed herein or subsequent changes in applicable law. Any changes in the facts set forth or assumed herein may affect the conclusions stated herein.

This opinion is furnished to you in connection with the filing of the Registration Statement, and is not to be used, circulated, quoted or otherwise relied on for any other purpose. We disclaim any obligation to update anything herein for events occurring after the date hereof.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement constituting a part of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Milbank, Tweed, Hadley & McCloy LLP

AW/PED

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EXHIBIT B

[Letterhead of Stikeman Elliott LLP]

[—], 2015

Canada

c/o Department of Finance

13th Floor, 90 Elgin Street

Ottawa, Ontario

Canada K1A OG5

Dear Sirs/Mesdames:

Re:	Canada – Registration Statement

We have reviewed the discussion set forth under the heading “Tax Matters—Canadian Federal Income Tax Consequences” in the prospectus included in the registration statement filed with the Securities and Exchange Commission with respect to debt securities to be issued by Canada (the “Registration Statement”). Subject to the assumptions, qualifications and limitations described therein, we believe the discussion with respect to Canadian federal tax matters set forth therein is accurate and complete in all material respects.

This opinion is furnished to you in connection with the filing of the Registration Statement and is not to be used, circulated, quoted or otherwise relied on for any other purpose. We disclaim any obligation to update anything herein for events occurring after the date hereof.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission.

Yours truly,

/s/ Stikeman Elliott LLP

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